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                              September 13, 2021

       LeeAnn Rohmann
       Chief Executive Officer
       Legacy Education Inc.
       701 W Avenue K Suite 123
       Lancaster, CA 93534

                                                        Re: Legacy Education
Inc.
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted August
17, 2021
                                                            CIK No. 0001836754

       Dear Ms. Rohmann:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 28, 2021 letter.

       DRS Amendment No. 2 filed on Form S-1

       Unaudited Pro Forma Condensed Combined Financial Information, page 9

   1. We note the pro forma balance sheet is as of June 30, 2021 however, your pro forma statement of operations
is for the twelve months ended June 30,    2020.    When you
                                                        provide your pro forma
information please provide the statement of operations for the most recent fiscal
year. Reference is made to Rule 11-02(c)(2) of Regulation S-X. Also,
                                                        ensure that Asher   s
statement of operations for the most recent fiscal year is brought up to within one quarter of
the Company   s. Reference is made to Rule 11-02(c)(3) of
                                                        Regulation S-X.
 LeeAnn Rohmann
FirstName LastNameLeeAnn   Rohmann
Legacy Education Inc.
Comapany 13,
September NameLegacy
              2021     Education Inc.
September
Page 2    13, 2021 Page 2
FirstName LastName
2.       We note your pro forma adjustments will    give effect to events that
are (1) directly
         attributable to the acquisition, (2) factually supportable and (3) with respect to the Pro
         Forma Statement of Operations, expected to have a continuing impact on [y]our results of operations after the closing of the transaction." Effective January 1, 2021 those three criteria were significantly changed and replaced with a new category of adjustments transaction accounting adjustments. Please confirm you will prepare your pro forma information consistent with the amended requirements in SEC Release 33-10786, including nonrecurring items.
3. Please provide historical and pro forma basic and diluted per share amounts consistent with the guidance in Rules 11-02(a)(9)(i) and (ii) of Regulation S-X.
4. We note you have identified Legacy Education Inc. as the accounting acquirer. Please explain to us and revise your disclosure to give insight into how the accounting acquirer was determined. Your response should consider the guidance in ASC 805-10-55-10 through 55-15.
5.       We note inclusion of the column pro forma    Post IPO.    Please
clarify for us if you intend
         to give pro forma effect to events in connection with your Initial Public Offering. If not, please explain. Reference is made Rule 11-01(a)(8) of Regulation S-X. Financial Statements, page F-1

6.       Please file the required financial statements for Legacy Education
Inc.
MDDV, Inc, and Subsidiary
Report of Independent Registered Public Accounting Firm, page F-30

7. Please have your auditor sign their report. See Rule 2-02 of Regulation S-X.
       You may contact Scott Stringer at 202-551-3272 or Adam Phippen at 202-551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Lilyanna Peyser at 202-551-3342 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services